Alpha Beta Netherlands Holding N.V.

Beursplein 5

1012 JW Amsterdam

The Netherlands

VIA EDGAR AND EMAIL

May 2, 2011

Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	Alpha Beta Netherlands Holding N.V. Registration Statement on Form F-4 (File No. 333-173347)

Dear Mr. McTiernan:

Pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Alpha Beta Netherlands Holding N.V. (the “Registrant”) hereby requests that the effectiveness under the Securities Act of the above-captioned Registration Statement be accelerated to May 3, 2011 at 4 p.m., Eastern Daylight Time, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

if the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David C. Karp at (212) 403-1327 or David K. Lam at (212) 403-1394 of Wachtell Lipton, or Scott I. Sonnenblick of Linklaters LLP at (212) 903-9292 with any questions you may have. In addition, please notify Mr. Karp, Mr. Lam or Mr. Sonnenblick when this request for acceleration has been granted.

Sincerely yours,

ALPHA BETA NETHERLANDS HOLDING, N.V.

By:	/s/ Stéphane Biehler
Stéphane Biehler

By:	/s/ Marcus P. Thompson
Marcus P. Thompson